EXHIBIT (G)(3)



          IN THE UNITED STATES DISTRICT COURT

          FOR THE EASTERN DISTRICT OF PENNSYLVANIA
          - - - - - - - - - - - - - - - - - -x
          NORFOLK SOUTHERN CORPORATION, a    :
          Virginia corporation,              :
          ATLANTIC ACQUISITION CORPORATION,  :
          a Pennsylvania corporation AND     :
          KATHRYN B. McQUADE,                :
                                             :
                              Plaintiffs,    :
                                             :  C.A. No. 96-CV-7167
                    -against-                :
                                             :
          CONRAIL INC.,                      :
          a Pennsylvania corporation,        :
          DAVID M. LEVAN, H. FURLONG BALDWIN,:
          DANIEL B. BURKE, ROGER S. HILLAS,  :
          CLAUDE S. BRINEGAR, KATHLEEN FOLEY :
          FELDSTEIN, DAVID B. LEWIS, JOHN C. :
          MAROUS, DAVID H. SWANSON, E.       :
          BRADLEY JONES, AND RAYMOND T.      :
          SCHULER AND CSX CORPORATION,       :
                                             :
                              Defendants.    :
          - - - - - - - - - - - - - - - - - -x

          PLAINTIFFS' MEMORANDUM OF LAW
          IN OPPOSITION TO DEFENDANTS' MOTIONS TO DISMISS

                                        Mary A. McLaughlin
                                        George G. Gordon
                                        DECHERT, PRICE & RHOADS
                                        4000 Bell Atlantic Tower
                                        1717 Arch Street
                                        Philadelphia, PA  19103
                                        (215) 994-4000
                                        Attorneys for Plaintiffs

          Of Counsel:

          Steven J. Rothschild
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM (DELAWARE)
          One Rodney Square
          P.O. Box 636
          Wilmington, DE  19899
          (302) 651-3000

          DATED:  October 31, 1996


          TABLE OF CONTENTS

          INTRODUCTION  . . . . . . . . . . . . . . . . . . . .    1

          COUNTER-STATEMENT OF FACTS  . . . . . . . . . . . . .    6

          The Plaintiffs  . . . . . . . . . . . . . . . . . . .    6

          Plaintiff Norfolk Southern Had Made
          Known to Conrail on Numerous Occasions
          Its Interest in Acquiring Conrail   . . . . . . . . .    6

          On the Day Before the Purportedly
          Scheduled Meeting of Conrail's Board,
          Defendants Announce the CSX Transaction . . . . . . .    9

          CSX Admits That the Conrail Board Approved
          the CSX Transaction Rapidly   . . . . . . . . . . . .   11

          CSX's Snow Implies That the CSX Transaction
          Is a Fait Accompli and States That Conrail's
          Directors Have Almost No Fiduciary Duties     . . . .   11

          The Onerous Terms of the
          CSX/Conrail Merger Agreement:
          The Poison Pill Lock-In   . . . . . . . . . . . . . .   12

          The 180-Day Lock-Out  . . . . . . . . . . . . . . . .   13

          The $300 Million Breakup Fee  . . . . . . . . . . . .   13

          The Lock-Up Stock Option  . . . . . . . . . . . . . .   14

          Selective Discriminatory
          Treatment of Competing Bids . . . . . . . . . . . . .   14

          Norfolk Southern Responds With
          a Superior Offer for Conrail    . . . . . . . . . . .   15

          ARGUMENT  . . . . . . . . . . . . . . . . . . . . . .   16

          I.   BOTH NORFOLK SOUTHERN AND KATHRYN B. McQUADE
               HAVE STANDING TO SUE CONRAIL'S BOARD FOR BREACH
               OF FIDUCIARY DUTY  . . . . . . . . . . . . . . .   16
               A.   Section 1782 Of The Business Corporation
                    Law -- Which The Defendants Ignore -- Ex-
                    plicitly Allows Beneficial Owners Of Stock
                    To Bring A Derivative Action  . . . . . . .   16

               B.   The Plaintiffs Brought Their Breach Of
                    Fiduciary Duty Claims As Derivative Claims    19

          II.  PLAINTIFFS NORFOLK SOUTHERN AND MCQUADE ARE
               ADEQUATE REPRESENTATIVES OF CONRAIL'S SHARE-
               HOLDERS FOR PURPOSES OF RULE 23.1  . . . . . . .   20

          III. PRE-SUIT DEMAND SHOULD BE EXCUSED ON THE FACTS
               PLED BY THE PLAINTIFFS . . . . . . . . . . . . .   25

          IV.  THE CHARTER AMENDMENT IS INVALID UNDER PENNSYL-
               VANIA LAW  . . . . . . . . . . . . . . . . . . .   30


          V.   PLAINTIFFS' FEDERAL CLAIMS BASED ON INADEQUATE
               DISCLOSURES STATE A VALID CAUSE OF ACTION  . . .   34

          VI.  THE DEFENDANTS' UNCLEAN HANDS CLAIM IS WITHOUT
               BASIS  . . . . . . . . . . . . . . . . . . . . .   37

          CONCLUSION  . . . . . . . . . . . . . . . . . . . . .   39



                                 INTRODUCTION

                    This action arises from the attempt by defen-dants Conrail Inc. ("Conrail"), its directors and CSX Corporation ("CSX") to coerce, mislead and fraudulently manipulate Conrail's shareholders to swiftly deliver control of Conrail to CSX pursuant to a tender offer for up to 20% of Conrail's stock for $92.50 in cash, a possi-ble second tender offer and a back-end stock-for-stock merger (the "CSX Transaction"). As of the close of business on October 29, 1996, the blended value of the CSX Transaction was slightly more than $85 per Conrail share.

                    As the plaintiffs' Complaint (and First Amended Complaint filed on October 30, 19961) describe in detail, Conrail's directors acted precipitously to accede to CSX's proposal without even attempting to determine if Norfolk Southern Corporation ("Norfolk Southern") -- which had expressed interest in both the distant and very recent past in acquiring Conrail -- would offer a better proposal. Indeed, Conrail's hasty action was specifical-ly designed to forestall any competing, higher bid for Conrail by Norfolk Southern.

          -----------------------
          1 The First Amended Complaint adds additional facts developed since the original Complaint was filed and adds additional claims related to, among other things, (a) a provision in the CSX Merger Agreement that prevents Conrail's directors from withdrawing their recommendation that Conrail's shareholders accept the CSX tender offer, terminating the CSX Merger Agreement and recommending or entering into a competing takeover proposal for at least 180 days even if their fiduciary duty would require them to do so; and (b) provisions in the CSX Merger Agree-ment and Conrail's poison pill plan that prevent Conrail from redeeming, amending or otherwise taking further action with respect to the poison pill for any transaction other than the current CSX Transac-tion. The Amended Complaint alleges that, under the terms of Conrail's poison pill plan, Conrail's directors will lose, on November 7, their power to make the poison pill inapplicable to any acquisition transaction other than the CSX Transaction, unless CSX agrees to let them postpone that date. Unless the November 7 date is postponed, Conrail will be unable to be acquired other than through the CSX Transaction, under its current terms, for a period of almost nine years.

                    On October 23, 1996, Norfolk Southern announced its intention to commence a public tender offer for all shares of Conrail common stock at a price of $100 in cash per share (the "Norfolk Southern Offer"). Norfolk South-ern further announced that it intends, as soon as practi-cable following the closing of its offer, to acquire the entire equity interest in Conrail for cash at the same price per share. The Norfolk Southern Offer and proposed merger represent a 40% premium over the closing market price of Conrail stock on October 14, 1996 (the day prior to the announcement of the merger with CSX) and a sub-stantial premium over CSX's offer.

                    The plaintiffs' underlying case presents the most egregious instance of a company hastily "locking up" a transfer of control. While the Pennsylvania Business Corporation Law allows directors substantial leeway in considering change of control issues, it does not permit, contrary to the defendants' protestations otherwise, directors to completely abdicate their fiduciary duties as they have done here.

                    The egregious nature of the defendants' conduct relies for support on a view of Pennsylvania corporate law that would purport to totally eliminate the concept of fiduciary duty owed by directors as it relates to the issue of who owns and controls the corporation. At the self-interested urging of defendant LeVan, Conrail's directors have agreed to a transaction that they must have known could and would be bettered by Norfolk South-ern. From the inferior CSX Transaction, defendant LeVan stands to gain substantially increased compensation and a pledge that he will succeed CSX's Chairman and Chief Executive Officer John W. Snow.

                    As alleged in the plaintiffs' Complaint (and
          First Amended Complaint) and as will be discussed in detail in the plaintiffs' opening brief in support of their motion for preliminary injunction to be filed next week, the defendants' self-serving and distorted view of Pennsylvania corporate law is incorrect. While Pennsylvania's legislature has acted to give directors of Pennsylvania corporations the power to "just say no" to a bidder, it has not given directors the ability to enter into a merger agreement and cede all of their fiduciary duties to the potential acquiror through the merger contract.

                    In the same way that the Conrail defendants have tried to ignore Norfolk Southern, their motion to dismiss ignores any statute, case or fact that they do not like. Defendants, for example, suggest that plain-tiffs rushed to file this lawsuit "in such haste ... that elementary principles of standing were ignored," but have themselves failed to cite the Pennsylvania statute that expressly gives plaintiffs standing to sue. Similarly, defendants argue that a bidder such as Norfolk Southern cannot be an adequate shareholder representative, but neglect to mention the substantial case authority to the contrary. The list goes on:

               * Defendants argue that plaintiffs have not made sufficient allegations of fraud to avoid the demand requirement, but ignore the plain alle-gations of fraud in plaintiffs' Complaint.

               * They argue that Pennsylvania law expressly empowers directors to terminate amendments, but miss the point that the proposed articles amendment distorts and subverts the opt-out provisions of the Pennsylvania Business Corpo-ration Law.

               * They argue that plaintiffs breached a confiden-tiality agreement with CSX, but fail to mention that the agreement was terminated by a signed letter agreement over two years ago.

                    In addition to being substantively incorrect, the plaintiffs' motions are procedurally deficient in that they rely on numerous alleged facts not taken from the Complaint or the documents incorporated by reference in it. As Rule 12(b)(6) itself makes clear, reliance on matters outside of the Complaint mandates that the mo-tions to dismiss be treated as motions for summary judg-ment. Given the factual disputes that are apparent from comparison of the allegations of the Complaint with the defendants' briefs, dismissal of the Complaint by motion is inappropriate in this case. Plaintiffs believe the ongoing expedited discovery begun several days ago will result in a record by next week that will provide more than adequate basis for the Court to issue the prelimi-nary injunction sought by the plaintiffs.


                          COUNTER-STATEMENT OF FACTS

          The Plaintiffs
          --------------
                    Plaintiff Norfolk Southern is a Virginia corpo-ration "considered by many analysts to be the nation's best-run railroad," according to the New York Times.
          (Comp.   3)  Norfolk Southern is the beneficial owner of
          100 shares of common stock of Conrail.  (Id.)

                    Plaintiff Kathryn B. McQuade is, and has been
          at all times relevant to this action, the owner of Con-
          rail common stock.  (Comp.   5)

          Plaintiff Norfolk Southern Had Made
          Known to Conrail on Numerous Occasions
          Its Interest in Acquiring Conrail
          --------------------------------------

                    On numerous occasions prior to 1994, senior management of Norfolk Southern spoke to their counter-parts at Conrail concerning a possible business combina-tion between Norfolk Southern and Conrail. By early September 1994, negotiations toward such a transaction were in an advanced stage. Norfolk Southern had proposed an exchange ratio of 1-to-1, but Conrail management was still pressing for a higher premium. On September 23, 1994, Norfolk Southern increased the proposed exchange ratio to 1.1-to-1, and left the door open to an even higher ratio. Conrail discontinued such discussions in September 1994, after the Conrail Board elected defendant LeVan as Conrail's President and Chief Operating Officer as a step toward ultimately installing him as Chief Executive Officer and Chairman.

                    The 1.1-to-1 exchange ratio reflected a sub-stantial premium over the market price of Conrail stock at that time. If one applies that ratio to Norfolk Southern's stock price on October 14, 1996 -- the day the Conrail Board approved the CSX Transaction -- it implies a per share acquisition price for Conrail of over $101. Thus, there can be no question that Mr. LeVan, if not Conrail's Board, was well aware that Norfolk Southern likely would be willing and able to offer more -- to Conrail's shareholders, rather than management, that is -- than CSX could offer for an acquisition of Conrail.

                    During the period following September 1994, Norfolk Southern's Chairman, David R. Goode, from time to time had conversations with Mr. LeVan. During virtually all of these conversations, Mr. Goode expressed Norfolk Southern's strong interest in negotiating an acquisition of Conrail. Mr. LeVan responded that Conrail wished to remain independent. Nonetheless, Mr. Goode was led to believe that if and when the Conrail Board determined to pursue a sale of the company, it would do so through a process in which Norfolk Southern would have an opportu-nity to bid.

                    At its September 24, 1996 meeting, the Norfolk Southern Board reviewed its strategic alternatives and determined that Norfolk Southern should press for an acquisition of Conrail. Accordingly, Mr. Goode again contacted Mr. LeVan to (i) reiterate Norfolk Southern's strong interest in acquiring Conrail and (ii) request a meeting at which he could present a concrete proposal. Mr. LeVan responded that the Conrail Board would be holding a strategic planning meeting that month and that he would be back in contact with Norfolk Southern after that meeting. Mr. Goode emphasized that he wished to communicate Norfolk Southern's position so that Conrail's Board would be aware of it during the strategic planning meeting. Mr. LeVan stated that it was unnecessary to do so.

                    Following September 24, Mr. LeVan did not contact Mr. Goode. Finally, on Friday, October 4, 1996, Mr. Goode telephone Mr. LeVan. Mr. Goode again reiterat-ed Norfolk Southern's strong interest in making a propos-al to acquire Conrail. Mr. LeVan responded that the Conrail Board would be meeting on October 16, 1996, and assumed that he would contact Mr. Goode following that meeting. Mr. Goode again stated that Norfolk Southern wanted to make a proposal so that the Conrail Board would be aware of it. Mr. LeVan again stated that it was unnecessary to do so.

          On the Day Before the Purportedly
          Scheduled Meeting of Conrail's Board,
          Defendants Announce the CSX Transaction
          ---------------------------------------

                    To Norfolk Southern's surprise and dismay, on October 15, 1996, Conrail and CSX announced that they had entered into a definitive merger agreement (the "CSX Merger Agreement") pursuant to which control of Conrail would be sold swiftly to CSX and then a merger would be consummated following required regulatory approvals.

                    The CSX Transaction, the blended value of which was slightly more than $85 per Conrail share as of Octo-ber 29, 1996, is structured to include (i) a first-step cash tender offer for up to 19.9% of Conrail's stock;
          (ii) an amendment to Conrail's charter to opt out of coverage under Subchapter 25E of Pennsylvania's Business Corporation Law (the "Charter Amendment"), which requires any person acquiring control of over 20% or more of the corporation's voting power to acquire all other shares of the corporation for a "fair price," as defined in the statute, in cash; (iii) following such amendment, an acquisition of additional shares that, in combination with other shares already acquired, would constitute at least 40% and up to approximately 50% of Conrail's stock; and (iv) following required regulatory approvals, consum-mation of a follow-up stock-for-stock merger.

                    Thus, once the Charter Amendment is approved, CSX will be in a position to acquire either effective or absolute control over Conrail. In its preliminary proxy materials filed with the Securities and Exchange Commis-sion ("SEC"), Conrail states that if CSX acquires 40% of Conrail's stock, approval of the merger will be "virtual-ly certain." CSX could do so either by increasing the number of shares it will purchase by tender offer, or, if tenders are insufficient, by accepting all tendered shares and exercising a stock option granted to it as part of the CSX Transaction (the "Stock Option"). CSX could obtain "approximately 50 percent" of Conrail's shares by purchasing 40% pursuant to tender offer and by exercising its stock options, in which event shareholder approval of the CSX merger will be, according to Conrail's preliminary proxy statement, "certain."

                    The CSX Transaction includes a breakup fee of $300 million and a lock-up stock option agreement threat-ening substantial dilution to any rival bidder for con-trol of Conrail. Integral to the CSX Transaction are covenants substantially increasing Mr. LeVan's compensa-tion and guaranteeing that he will succeed John W. Snow, CSX's Chairman and Chief Executive Officer, as the com-bined company's CEO and Chairman.

          CSX Admits That the Conrail Board Approved
          the CSX Transaction Rapidly
          ------------------------------------------

                    On October 16, 1996, the New York Times report-ed that CSX's Mr. Snow, on October 15, 1996, had stated that the CSX Transaction "came together rapidly in the last two weeks." The Wall Street Journal reported on October 16 that Mr. Snow stated that negotiations con-cerning the CSX Transaction had gone "very quickly," and "much faster than he and Mr. LeVan had anticipated." On October 24, 1996, the Wall Street Journal observed that "[i]n reaching its agreement with CSX, Conrail didn't solicit other bids ... and appeared to complete the accord at breakneck speed."

          CSX's Snow Implies That the CSX Transaction
          Is a Fait Accompli and States That Conrail's
          Directors Have Almost No Fiduciary Duties
          --------------------------------------------

                    On October 16, 1996, Mr. Goode met in Washing-ton, D.C. with Mr. Snow, CSX's Chairman, to discuss the CSX Transaction and certain regulatory issues that its consummation would raise. Mr. Snow advised Mr. Goode during that meeting that Conrail's counsel and investment bankers had ensured that the CSX Transaction would be "bulletproof," implying that the sale of control of Conrail to CSX is now a fait accompli. Mr. Snow added that the "Pennsylvania statute," referring to Pennsylvania's Business Corporation Law, was "great" and that Conrail's directors have almost no fiduciary duties.

          The Onerous Terms of the
          CSX/Conrail Merger Agreement:
          The Poison Pill Lock-In
          -----------------------------

                    Consistent with Mr. Snow's remarks that
          Conrail's advisers had ensured that the CSX Transaction is "bullet-proof" and that Conrail's directors have almost no fiduciary duties, the CSX Merger Agreement contains draconian "lock-up" provisions which are unprec-edented.

                    Perhaps the most onerous of these provisions, in terms of the drastic consequences it threatens to Conrail, its shareholders and its other legitimate con-stituencies, is the poison pill "lock-in" provision. The CSX Merger Agreement purports to bind the Conrail Board not to take any action with respect to the Conrail poison pill to facilitate any offer to acquire Conrail other than the CSX Transaction. At the same time, the Conrail Board has amended the Conrail poison pill to facilitate the CSX Transaction. Moreover, Conrail has not disclosed the effect of these provisions to its shareholders.

          The 180-Day Lock-Out
          --------------------

                    The CSX Merger Agreement also contains an unprecedented provision purporting to bind Conrail's directors not to terminate the CSX Merger Agreement for 180 days regardless of whether their fiduciary duties require them to do so.

          The $300 Million Breakup Fee
          ----------------------------

                    The CSX Merger Agreement also provides for a $300 million breakup fee. This fee would be triggered if the CSX Merger Agreement were terminated following a competing takeover proposal.

                    This breakup fee is disproportionately large, constituting over 3.5% of the aggregate value of the CSX Transaction (and approximately 5% if added to the value of the Stock Option Agreement discussed below in the context of Norfolk Southern's offer). The breakup fee unreasonably tilts the playing field in favor of the CSX Transaction -- a transaction that the defendant directors knew, or reasonably should have known, at the time they approved the CSX Transaction, provided less value and other benefits to Conrail and its constituencies than would a transaction with Norfolk Southern.

          The Lock-Up Stock Option
          ------------------------

                    Concurrently with the CSX Merger Agreement,
          Conrail and CSX entered into an option agreement (the "Stock Option Agreement") pursuant to which Conrail granted to CSX an option, exercisable in certain events, to purchase 15,955,477 shares of Conrail common stock at an exercise price of $92.50 per share, subject to adjust-ment. If, during the time that the option under the Stock Option Agreement is exercisable, Conrail enters into an agreement pursuant to which all of its outstand-ing common shares are to be purchased for or converted into, in whole or in part, cash, in exchange for cancel-lation of the option, CSX shall receive an amount in cash equal to the difference (if positive) between the closing market price per Conrail common share on the day immedi-ately prior to the consummation of such transaction and the purchase price. In relation to Norfolk Southern's offer of $100 per share, the dilution attributable to the Stock Option Agreement would be $119,666,077.50.

          Selective Discriminatory
          Treatment of Competing Bids
          ---------------------------

                    Finally, the Conrail Board has breached its fiduciary duties by selectively rendering Conrail's poison pill rights plan inapplicable to the CSX Transac-tion, and approving the CSX Transaction and, thus, ex-empting it from the 5-year merger moratorium under Pennsylvania's Business Combination Statute.

          Norfolk Southern Responds With
          a Superior Offer for Conrail
          ------------------------------

                    On October 23, 1996, Norfolk Southern publicly announced its intention to commence a cash tender offer for any and all shares of Conrail stock for $100 per share, to be followed, after required regulatory approv-als, by a cash merger at the same price. Norfolk South-ern commenced its offer on October 24, 1996.


                                   ARGUMENT

          I.   BOTH NORFOLK SOUTHERN AND KATHRYN B. McQUADE HAVE
               STANDING TO SUE CONRAIL'S BOARD FOR BREACH OF FIDU-
               CIARY DUTY.
               --------------------------------------------------

               A. Section 1782 Of The Business Corporation Law -- Which The Defendants Ignore -- Explicitly Al-lows Beneficial Owners Of Stock To Bring A Derivative Action.
                    ----------------------------------------------

                    The defendants argue that the plaintiffs do not have standing to sue under SECTION 1717 because they are not, and never were, record shareholders of Conrail. (Op. Br.
          at 11). The defendants neglected to bring to the atten-tion of the Court, however, the specific provisions of SECTION 1782 ("Actions Against Directors and Officers") of the Pennsylvania Business Corporation Law (the "BCL") that address this issue in detail. Pursuant to the clear language of SECTION 1782, beneficial ownership of stock is sufficient to give a plaintiff standing to bring a deriv-ative action for breach of fiduciary duty. Section
          1782(a) of Subchapter F ("Derivative Actions") specifi-cally relates to actions against directors and officers.
          It states, in plain English, that:

               in any action or proceeding brought to enforce a secondary right on the part of one or more share-holders of a business corporation against any pres-ent or former officer or director of the corporation because the corporation refuses to enforce rights that may properly be asserted by it, each plaintiff must aver and it must be made to appear that each plaintiff was a shareholder of the corporation or owner of a beneficial interest in the shares at the time of the transaction of which he complains....
               (Emphasis added.)

                    An additional indication that the legislature intended to provide standing for a broad range of share-holders seeking to bring a breach of fiduciary duty claim is contained in subsection (b) of SECTION 1782, which states, in relevant part:

               [a]ny shareholder or person beneficially interested in shares of the corporation ... who does not meet [the] requirements [of subsection (a)] may, never-theless in the discretion of the court, be allowed to maintain the action or proceeding... (Emphasis added.)(2)

          ------------------
          2 The defendants rely on BCL SECTIONSECTION 1103 (a definitional section) and 1717 for the proposition that only record owners have standing to bring a derivative action for breach of fiduciary duty. Section 1103 does define "shareholder" as a "record" shareholder.
               Section 1782, however, expands the class of individ-uals who may bring a derivative claim to "sharehold-er or owner of a beneficial interest in the shares."
               Section 1717 says only that a shareholder may not bring a direct action against a director for breach of fiduciary duty. It does not say who may bring a derivative claim. Section 1782, quoted in the text above, governs who may bring a derivative claim and expressly gives beneficial owners the right to do so. It is a basic precept of statutory construction that where there is a specific statutory provision relating to an issue, that specific provision con-trols over a more general provision where the two may be viewed as inconsistent. See, e.g., New
               Bethlehem Volunteer Fire Co. v. Workmen's Compensa-tion Appeal Bd., 654 A.2d 267, 269-70 (Pa. Commw.), appeal denied, 668 A.2d 1140 (Pa. 1995) (specific statutory provisions control over general provision when they conflict).

                    While the clear language of the statute is enough to establish that beneficial owners may initiate a derivative action on behalf of the corporation, the case law also supports plaintiffs' position.

                    In Kusner v. First Pennsylvania Corp., 395 F. Supp. 276 (E.D. Pa. 1975) rev'd in part on other grounds, 531 F.2d 1234 (3d Cir. 1976), this Court found that the holder of subordinated debentures could not maintain a derivative action because he was not the holder of a "proprietary interest" in the business entity. Id. at
          280.  The Kusner Court recognized that the "right to sue
          derivatively is an attribute of ownership...."  Id. at
          281. The Court did not distinguish between record and beneficial ownership because such distinctions are of no accord. It is the claim of ownership of the stock, regardless of the capacity in which that ownership oc-curs, that gives rise to the right to maintain an action on the corporation's behalf. See also, In re Penn Cen-tral Transp. Co., 341 F. Supp. 845 (E.D. Pa. 1972); Murdock v. Follansbee Steel Corp., 213 F.2d 570 (3d Cir.
          1954)(cases where a beneficial owner brought a derivative action).

                    The defendants' argument that only record owners of stock may bring derivative suits is not sup-ported by any provision of the BCL or case law interpret-ing Pennsylvania law. The clear language of Section 1782 is fatal to the defendants' argument. The defendants' position must be rejected by this Court.

               B. The Plaintiffs Brought Their Breach Of Fiducia-ry Duty Claims As Derivative Claims.
                    -----------------------------------------------

                    The defendants spend an entire section of their brief arguing that shareholders cannot bring a direct action against the directors of a corporation for breach of fiduciary duty, but must, instead, bring a derivative claim. (Op. Br. at 9-11) But the plaintiffs do not dispute that point. They have brought their breach of fiduciary duty claims as derivative claims. (See Am.
          Comp.    97-99; Count I (Breach of Fiduciary Duty With
          Respect to the Charter Amendment), Count II (Breach of Fiduciary Duty With Respect to the Poison Pill), Count III (Breach of Fiduciary Duty With Respect to Pennsylva-nia Business Combinations Statute), Count V (Breach of Fiduciary Duty With Respect to the Poison Pill Lock-In), Count VII (Breach of Fiduciary Duty With Respect to the 180-Day Lock-Out), and Count VIII (Breach of Fiduciary Duty With Respect to the Lock-Up Provisions)


          II. PLAINTIFFS NORFOLK SOUTHERN AND MCQUADE ARE ADEQUATE REPRESENTATIVES OF CONRAIL'S SHAREHOLDERS FOR PUR-
               POSES OF RULE 23.1.
               ----------------------------------------------------

                    The defendants next argue that even if the plaintiffs have standing to sue pursuant to SECTION 1717, they are not adequate class representatives as required by Rule 23.1, because their interests conflict with those of Conrail's other shareholders. Like the defendants' previous arguments relating to standing, their argument relating to adequacy of representation is not supported by the law or the facts.

                    The defendants' argument centers around the contention that the economic interests of a sharehold-er/takeover bidder are "necessarily" divergent from the interests of the target's other shareholders. (Op. Br. at 12) The logic that the defendants use in arriving at this conclusion is faulty, and the case law they cite is inapposite.

                    First and foremost, the case law is clear on the fact that "every case in which the standing of a shareholder to maintain a derivative suit is disputed must be decided on the basis of what is fair in the particular circumstances and not according to rigid rules." Mobil Corp. v. Marathon Oil Co., No. C-2-81-1402, 1981 WL 1713 at *27 (S.D. Ohio Dec. 7, 1981),
          citing Davis v. Comed, Inc., 619 F.2d 588 (6th Cir.
          1980). The defendants' attempt to put this case into a box and have it decided upon an unyielding set of factors -- rather than the actual circumstances presented -- should be rejected.

                    This Court's analysis should start with the fact that the burden of proving inadequacy of representa-tion falls squarely on the shoulders of the defendants challenging the plaintiffs' representation. Air Line Pilots Assoc. Int'l. v. UAL Corp., 717 F. Supp. 575, 579 (N.D. Ill. 1989), aff'd, 897 F.2d 1394 (7th Cir. 1990);
          Shamrock Assocs. v. Horizon Corp., 632 F. Supp. 566 (S.D.N.Y. 1986); Granada Investments, Inc. v. DWG Corp., 717 F. Supp. 533, 538 (N.D. Ohio 1989), aff'd, 962 F.2d
          1203 (6th Cir. 1992). In assessing the defendants' contentions in this context, the Court should also be mindful that the defendants have motives in seeking to disqualify representative plaintiffs that are adverse to those of the corporation; the defendants clearly do not want to be sued, even if it is for the corporation's benefit.

                    Contrary to the misleading impression left by Conrail's brief, numerous courts have held that tender offerors may have standing to bring a derivative action. "A [plaintiff] need not necessarily be disqualified from bringing a derivative action against the corporation merely because that shareholder is also a potential acquiror." Newell Co. v Vermont American Corp., 725 F. Supp. 351, 368 (N.D. Ill. 1989); Air Line Pilots Assoc., 717 F. Supp. at 579; MacAndrews & Forbes Holdings, Inc.
          v. Revlon, Inc., C.A. No. 8126, 1985 WL 21129 (Del. Ch.
          Oct. 9, 1985).

                    Additionally, and more generally, a plaintiff should not be disqualified under Rule 23.1 "merely be-cause of the existence of interests beyond those of the class he seeks to represent, so long as he shares a common interest in the subject matter of the suit." G.A. Enters. v. Leisure Living Communities, Inc., 517 F.2d 24 (1st Cir. 1975); Tyco Laboratories, Inc. v. Kimball, 444
          F. Supp. 292, 299 (E.D. Pa. 1977). The Court's primary focus should be to "consider any indications that suggest the existence of extrinsic factors which `render it likely that the representative may disregard the inter-ests of the class members.'" Granada Investments, 717 F. Supp. at 538 (citations omitted).

                    There are numerous cases where courts have found that the interests of a takeover bidder are not economically inconsistent with the interests of other shareholders. For example, in Granada, the court found that Granada, a takeover bidder, was an adequate repre-sentative of the class. In clear language directly on point here, the Granada Court found that:

               Although derivative plaintiff brings this suit primarily to force the consideration by DWG of a merger proposal, Granada's interests do not appear to be economically antagonistic to the interests of the other shareholders. While Granada is a poten-tial buyer and the other shareholders are potential sellers, their interests are not inevitably in conflict. Both Granada and the other shareholders share an interest in preventing DWG's directors from locking up control of DWG. Moreover, in its propos-al, Granada has offered to purchase DWG stock at a price of $22.00 per share, a price significantly higher than the stock's current listing on the exchange. Conceivably, this offering price does not reflect the true value of the DWG stock; yet by bringing this suit, Granada hopes to create an opportunity for the shareholders to make that deter-mination. By either rejecting or accepting Granada's price (or a price offered by another bidder), the shareholders, rather than the Court, ultimately decide whether plaintiff's interests are antagonistic to their own. (Emphasis added; foot-note omitted.)

          717 F. Supp. at 538. The Granada court's rationale provides compelling support for a finding that Norfolk
          Southern has standing to pursue its claims here.

                    The Granada Court's view is accepted by other courts that have considered this issue. In Air Line Pilots Assoc., 717 F. Supp. at 579, and Mobil Corp. v. Marathon Oil Co., 1981 WL 1713 (S.D. Ohio 1981), for example, the courts came to the same conclusion that the Granada Court reached. In Air Line Pilots and Mobil, the courts rejected the argument that the defendants have advanced here -- namely that the economic interests of the plaintiffs are in conflict because the bid-der/shareholder seeks the lowest possible price and the other shareholders desire the highest price they can get for their shares. In both of those cases, the courts reasoned that the bidder/shareholder had the "best oppor-tunity and incentive to see that the target corporation `plays fair'" and accordingly serves as an adequate representative for the class. Mobil Corp. v. Marathon Oil Co., 1981 WL 1713 (S.D. Ohio 1981)

                    Even the case that defendants rely most heavily upon to support their argument, Baron v. Strawbridge & Clothier, 646 F. Supp. 690 (E.D. Pa. 1986), in fact supports the view that the plaintiffs urge this Court to adopt. The Baron Court noted that:

               In finding that economic antagonisms exist between the plaintiffs and the other shareholders, the court is not suggesting that interests automatically diverge in all cases where a derivative plaintiff is a potential purchaser and other shareholders are potential sellers. (Emphasis added.)

          646 F. Supp. at 695.

                    Norfolk Southern has the same interests as the other shareholders of Conrail -- prohibiting the Conrail Board from locking up the sale of the company without giving due consideration to the alternatives. For the reasons set forth in the Air Line Pilots, Mobil and Granada cases, this Court should find that the plaintiffs are adequate representatives of the class in this case.(3)

          III. PRE-SUIT DEMAND SHOULD BE EXCUSED ON THE FACTS PLED BY THE PLAINTIFFS.
               ---------------------------------------------------

                    Defendants contend that the plaintiffs' Com-plaint contains insufficient allegations of "fraud" on the part of individual defendant directors to excuse the formality of a demand on the board of directors under Pennsylvania law. This contention is meritless. The defendants have misread the case law and the plaintiffs' Complaint.

                    Under Pennsylvania law, a shareholder need not make a demand on the board of directors before filing a derivative action if that demand would be "a vain or useless thing." See Glenn v. Kittanning Brewing Co., 103
          A. 340, 343 (Pa. 1918).  In Garber v. Lego, 11 F.3d 1197
          (3d Cir. 1993), the Third Circuit recognized that a demand is unnecessary under Pennsylvania law where the defendant directors are alleged to have acted to further their own self-interest at the expense of Conrail's shareholders and other constituencies. Garber, 11 F.3d at 1204-05. See also Glenn, 103 A. at 343 (demand would be "vain or useless" where plaintiff alleged that board members issued stock to one of the defendants to gain control of the corporation); Treat v. Pennsylvania Mut. Life Ins. Co., 52 A. 60 (Pa. 1902) (demand excused where plaintiff challenged managers' conduct in voting them-selves unreasonably large salaries and granting the president and treasurer back pay). Similarly, the Penn-sylvania Supreme Court has held that a demand would be futile where it was alleged that the board acted to ratify the self-dealing of the corporation's president. See Bailey v. Jacobs, 189 A. 320, 330 (Pa. 1937) (demand would be "futile" where the board "not only took no action to protect the interests of the stockholders but passed resolutions seeking to ratify defendant's acts").

          --------------------
          3 The defendants also argue that plaintiff McQuade is not an adequate representative of the class because she suffers from the same problems the defendants allege Norfolk Southern to have. As described above, Norfolk Southern is an adequate representa-tive. Ms. McQuade, therefore, is also an adequate representative of Conrail's shareholders.


                    Here, plaintiffs' allegations make it plain
          that any demand upon the defendant directors would have been a waste of time. Plaintiffs' complaints are packed with specific allegations that the individual defendant directors engaged in fraudulent activity, acted to fur-ther their own interests at the expense of Conrail's shareholders and other constituencies, and stand to benefit personally from the challenged conduct. (See
          generally Am. Comp.   98 (a)-(h))  By way of example,
          plaintiffs allege:

                    *    that the individual directors "acted
                         fraudulently by pursuing defendants' cam-
                         paign of misinformation, described [in the
                         complaint], in order to coerce, mislead
                         and manipulate Conrail shareholders to
                         swiftly deliver control of Conrail to the
                         low bidder."  (Am. Comp.   98(a))

                    *    that the individual defendant directors
                         were "motivated by their personal interest
                         in entrenchment" to engage in the chal-
                         lenged conduct at the expense of share-
                         holders.  (Am. Comp.   98(c)-(d), (f))

                    * that, in dealing with CSX, the defendant directors were motivated by the fact that the CSX deal contains "executive succes-sion and compensation guarantees for Con-rail management and board composition covenants effectively ensuring Conrail directors of continued board seats." (Am.
                         Comp.   3)

                    * that the defendant directors fraudulently adopted extraordinary entrenchment mecha-nisms, such as the "continuing directors" requirement, designed to further their own personal interests and disenfranchise
                         shareholders.  (Am. Comp.    80-88)

                    Moreover, not only do plaintiffs allege that
          the individual board members acted to further their own personal interests, but they also allege that the defen-dant directors acted to ratify defendant LeVan's individ-ual self-dealing as well. The Complaint sets forth in detail the lucrative deal that defendant LeVan worked out with CSX, which was approved by the defendant directors
          as part of the CSX Merger Agreement.  (Am. Comp.    71-
          73, 98) Given the plain allegations of the defendant directors' self-dealing, and the allegations of defendant LeVan's own self-dealing that was ratified by the defen-dant directors, there can be no question that a demand on the Conrail Board would have been futile. In such a situation, the Board could not be expected "to sue for a redress of wrongs which they had sought to validate." Bailey, 189 A. at 330.

                    Nothing in the cases relied on by defendants changes this conclusion or supports their contention that the allegations in plaintiffs' Complaint are insufficient to excuse a demand. In Garber, for example, the plain-tiff challenged the grant of incentive compensation plans to key executives by the corporation's Compensation Committee. Unlike this case, the shareholder plaintiff did not allege fraud or self-dealing by the individual defendant directors.

                    The Pennsylvania Supreme Court's decision in
          Wolf v. Pennsylvania R.R., 45 A. 936 (Pa. 1900), is similarly inapposite. In Wolf, the plaintiff' sharehold-ers did not even attempt to allege fraud or self-dealing, but claimed that the defendant directors "allowed them-selves to be `kept in absolute ignorance of [the corporation's] business.'" Wolf, 45 A. at 937 (citations omitted). The Pennsylvania Supreme Court simply held that such allegations of "erroneous judgment" were not sufficient to excuse demand. Id.; see also Kelly v. Thomas, 83 A. 307 (Pa. 1912) (complaint that named only three of seven directors and failed to allege any specif-ic fraudulent conduct was insufficient to excuse demand).

                    Finally, demand would have been futile here because the defendant directors have set a schedule designed to rush the CSX deal through shareholder approv-al. The CSX Merger Agreement was announced on October 15, 1996. Defendants scheduled a shareholders meeting for November 14, 1996, only one month after the announce-ment. At that meeting, defendants intend to ask share-holders to vote on the Charter Amendment that would allow CSX to acquire up to 50% of Conrail's stock without triggering certain provisions of Pennsylvania's anti-takeover law. If that amendment passes, Conrail's own proposed proxy materials state that approval of the merger is virtually certain. Given the expedited sched-ule set by defendants, requiring shareholders to make a demand on the Conrail Board would effectively deny them a remedy.

          IV.  THE CHARTER AMENDMENT IS INVALID UNDER PENNSYLVANIA
               LAW.
               ---------------------------------------------------

                    Defendants argue that Pennsylvania law "ex-pressly empower[s]" the directors to withhold at their discretion the filing of the proposed Charter Amendment opting out of Subchapter 25E of the Pennsylvania BCL even if the shareholders approve it. (Op. Br. at 18) Defen-dants are simply wrong on the law - the Pennsylvania BCL does not authorize a discriminatory, deal-specific opt-out; nor does it contemplate a process in which the directors can initiate a shareholder vote, but only abide by its results if they feel like it. Moreover, while defendants accuse plaintiffs of relying on a "snippet" of the BCL to support their claim, it is defendants that cherry pick a phrase from plaintiffs' allegations and distort plaintiffs' points to fit their arguments.

                    The CSX Merger Agreement, between CSX and
          Conrail, provides that CSX will purchase 40% of Conrail stock via a tender offer or offers for $92.50 a share. CSX also has an option to purchase an additional 15,955,477 shares of common stock that would, in combina-tion with the 40% purchased through the tender offer, bring its holdings to 50% of Conrail stock. Once that happens, according to Conrail's own proposed proxy state-ment, approval of the merger by the Conrail shareholders would be certain.

                    One stumbling block stands between CSX and expedited approval of the merger. The Pennsylvania BCL, Subchapter 25E, requires that any person who acquires control over more than 20% of the voting shares of a Pennsylvania corporation must purchase the remaining shares, if tendered, for a "fair price." Fair price is defined as not less than the highest price per share paid by the acquiring person during the 90 days prior to obtaining control over more than 20% of the voting shares plus an increment representing the proportionate value of any control premium. Thus, if CSX purchases more than 20% of Conrail's shares for $92.50 in its initial tender offer, it would have to purchase 100% of the shares for at least $92.50.

                    To remedy this problem, and lock-up CSX's control over Conrail, a November 14, 1996 shareholders meeting has been scheduled. At that meeting, sharehold-ers will be asked to approve an amendment to Conrail's articles of incorporation "opting out" of this provision of the BCL and paving the way for CSX to purchase a controlling interest in Conrail. The directors, however, are not planning to file the amendment, even if passed by the shareholders, unless the CSX deal is moving forward. Thus, the amendment would pave the way for the CSX deal, but the anti-takeover impediments would remain for com-peting takeover proposals (that might be less favorable to Mr. LeVan and/or the other defendant directors).

                    In their motion to dismiss briefing, defendants suggest that plaintiffs' sole support for their argument that the proposed deal-specific opt-out is unlawful is a "snippet" from Section 1914(a) of the BCL that requires an articles amendment to be adopted if it is passed by the shareholders. (Op. Br. at 18) Defendants have missed the point. Plaintiffs' claim is not simply that the proposed Charter Amendment process violates the procedural rules for filing amendments passed upon by the shareholders. Rather, plaintiffs claim that the Charter Amendment is an attempt to subvert the opt-out provisions
          of the Pennsylvania BCL.  (Am. Comp. at    218-221)

                    The Pennsylvania BCL makes no provision for a discriminatory opt-out as contemplated by defendants.
          Section 2541(a) of the Pennsylvania BCL allows corpora-tions to opt out of Subchapter 25E. Nothing in the statute, however, authorizes the type of deal-specific opt-out proposed by the Conrail Board. Indeed, the defendants' proposed procedure undermines the very pur-pose of the opt-out provision. That provision was de-signed to allow shareholders to free the corporation from the impediments of the anti-takeover provisions in Sub-chapter 25E and to loosen the directors' grip of control on the corporation. Here, to the contrary, the discrimi-natory opt-out provision is being used as part of defendants' plan to tighten that grip.

                    Defendants' argument that the Pennsylvania BCL gives them the authority to "terminate" amendments if provisions for termination are included in the resolution passed by the shareholders similarly misses the point.
          The section of the statute upon which they rely --
          SECTION 1914(d) - says nothing about the procedure for opting out of Subchapter 25E. Moreover, the so-called "termina-tion" provision here purports to allow the directors to ignore the shareholder vote if they do not like the way things are going (i.e., if too few shareholders tender their shares to CSX). Common sense and logic dictate that such an outcome cannot be a proper reading of the statute.

                    In short, defendants are attempting to stand the Pennsylvania BCL on its head. Defendants are using the opt-out rights in the anti-takeover provisions of the BCL, designed to increase shareholder freedom, to further their own personal interests in locking up control over Conrail. It is this misuse of the opt-out procedure -- wholly ignored in defendants' motion to dismiss briefing -- that provides the basis for plaintiffs' claim that the Charter Amendment is unlawful.

          V.   PLAINTIFFS' FEDERAL CLAIMS BASED ON INADEQUATE
               DISCLOSURES STATE A VALID CAUSE OF ACTION.
               ----------------------------------------------

                    In a classic example of "too little, too late," defendants attempt to argue that the plaintiffs' federal disclosure claims are moot because of subsequent disclo-sures. Defendants' argument flies directly in the face of case law decided by this Court.

                    In Klein v. Boyd, No. Civ. A. 95-5410, 1996 WL 230012 (E.D. Pa. May 3, 1996), Judge Yohn denied a motion to dismiss certain federal securities claims and RICO claims based on subsequent curative disclosures. In Klein, the defendant argued that all of the alleged misrepresentations and omissions were corrected with later written disclosures. 1996 WL 230012, at *7. In rejecting that argument, the Court held that a motion to dismiss is generally based on the information contained in the complaint. Id. The Court found that it was only proper to consider extraneous information if such infor-mation was integral to the complaint. Id. Since the documents that formed the basis of the plaintiffs' claims were included in the complaint, the Court saw no reason to consider the defendants' additional documents on the motion to dismiss.

                    The same logic applies here. The plaintiffs' federal claims are based upon inadequate disclosures in the defendants' Schedule 14D-9 and proxy statement.
          Those documents are false and materially misleading, and those documents form the basis of the Complaint. Accord-ingly, this Court should not consider the additional disclosures on a motion to dismiss.

                    If this Court decides that examining the subse-quent disclosure documents is appropriate at this stage of the proceedings, a motion to dismiss must still be denied. An analysis of the content of the defendants' disclosures and whether those additional disclosures adequately inform the Conrail shareholders of the impact of the CSX and Norfolk Southern offers are substantial questions of fact. See In re Sunrise Sec. Litig., MDL No. 655, 1987 WL 19343 (E.D. Pa. July 7, 1987). Since
          the motion presently before this Court is a motion to dismiss, and not a motion for summary judgment, defendants' argument is not properly before the Court.

                    In any event, the Amended Complaint filed on October 30, 1996 adds new disclosure claims relating to, among other things, events since the original Complaint was filed on October 23. The revised claims demonstrate that even the supplemented disclosures made by the defen-dants are misleading and inadequate.

                    The defendants' motion to dismiss should be denied.(4)

          VI.  THE DEFENDANTS' UNCLEAN HANDS CLAIM IS WITHOUT
               BASIS.
               ----------------------------------------------

                    The defendants' last argument is that the plaintiffs are not entitled to equitable relief because they breached a 1994 Confidentiality Agreement they entered into with Conrail.(5) The defendants' claim is not supported by the facts.

          -----------------------
          4 In its joinder in Conrail's motion to dismiss, CSX argues that the plaintiffs' civil conspiracy claim must be dismissed based on the United States Supreme Court's decision in Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A, 114 S. Ct. 1439 (1994). The defendants, in yet another blatant oversight, fail to cite In re Towers Financial Corporation Noteholders Litig., 936 F. Supp. 126 (S.D.N.Y 1996). In Towers, the Court noted that Central Bank clearly stands for the proposition that there is no private right of action for an aiding and abetting claim under the federal securities laws. Id. at 128. However, the Towers Court also found that conspiracy liability, which contemplates the intentional wrongdoing of a party, is a separate and distinct concept that is not covered under the precedent set forth in Central Bank. Id. at 130.


                    As the defendants correctly state, Norfolk
          Southern and Conrail entered into an agreement on August 17, 1994 to exchange certain proprietary information in order to facilitate the evaluation of a potential strate-gic transaction between the companies. The information exchange was subject to a confidentiality agreement whereby the parties agreed not to reveal any of the information to any third party.

                    However, the story as to the August 17, 1994 agreement does not end with that one document. On Octo-ber 3, 1994, the parties entered into a brief letter agreement that terminated all of the provisions of the August 17 agreement (Attached as Exhibit A). Despite the fact that the October 3 agreement was executed by Con-rail, and in fact initiated by Conrail, the defendants have failed to bring it to the Court's attention. A simple reading of the subsequent October 3 agreement establishes that the defendants' claim of unclean hands is completely meritless.


          ------------------------
          5 Of course, the easy answer to the defendants' un-clean hands argument is that unclean hands is an affirmative defense which is not relevant on a motion to dismiss, which looks only to the allega-tions of the Complaint. However, the plaintiffs respond to the merits of the argument in order to bring to the attention of the Court certain disposi-tive facts that rebut the defendants' argument in full.



                                  CONCLUSION

                    For the reasons stated in this brief, the defendants' motions to dismiss should be denied.

                                        Respectfully submitted,

                                        /s/ MARY A. McLAUGHLIN
                                        ---------------------------
                                        Mary A. McLaughlin
                                        (I.D. No. 24923)
                                        George G. Gordon
                                        (I.D. No. 63072)
                                        DECHERT, PRICE & RHOADS
                                        4000 Bell Atlantic Tower
                                        1717 Arch Street
                                        Philadelphia, PA  19103
                                        (215) 994-4000
                                        Attorneys for Plaintiffs

          Of Counsel:

          Steven J. Rothschild
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM (DELAWARE)
          One Rodney Square
          P.O. Box 636
          Wilmington, DE  19899
          (302) 651-3000

          DATED:  October 31, 1996